Contact

www.linkedin.com/in/khevamann
(LinkedIn)
khevamann.com (Portfolio)

Top Skills

JavaScript
Web Development
Python (Programming Language)

Certifications

Triplebyte Certified Front End Engineer

Honors-Awards

Press Democrat Athlete of the Year

Kheva Mann

Software Engineering Lead @ Farm Generations Coop
San Luis Obispo, California, United States

Summary

I am currently working as a Full Stack (React Native, NodeJS) Developer at Farm Generations. Working on GrownBy to make local food more accessable.

Experience

Farm Generations Cooperative

4 years 9 months

Cooperative Board Member
October 2024 - Present (6 months)

Software Engineering Lead
June 2023 - Present (1 year 10 months)

Full Stack Software Engineer
July 2020 - June 2023 (3 years)

Cal Poly Athletics

Student Athlete
August 2018 - May 2022 (3 years 10 months)
San Luis Obispo, California

-Cross Country and Track & Field athlete at Cal Poly

-Managing my time to balance academics with athletics

-Representing Cal Poly as an athlete

-Showing off the campus and selling the school to recruits

Montana Teacher Retirement System

Contract Software Developer
June 2016 - December 2019 (3 years 7 months)
Helena, Montana

-Working in ColdFusion, JavaScript, and SQL to develop a system for managing Retired Teachers in the state of Montana

-Following specifications to produce reports and interfaces for the system

-Collaborating with multiple developers on a project

Playlit Music

Co-Founder

May 2017 - October 2019 (2 years 6 months)

Santa Rosa, California

-Co-Founded a company to provide a service to help people find new music by matching them with similar users
-Developed an app to provide this service available on the iOS and Android app store
-Created a website to showcase the app to the public

Guayaki Sustainable Rainforest Products, Inc.

Contract Software Engineer

March 2016 - April 2018 (2 years 2 months)

San Francisco Bay Area

-Worked on an assortment of projects from cleaning up data in their store locator to developing an internal tool for customer service and building a mobile app for them.
-Worked with the lead designer to create branding that fit with the companies style
-Worked with the sales team lead to compile data for a store locator and implement this data into a working store locator

Education

California Polytechnic State University-San Luis Obispo

Bachelor of Science - BS, Computer Software Engineering · (2018 - 2022)